ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 16, 2025
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) AAM Todd International Intrinsic Value ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. Brutlag:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 1007 to the Trust’s Registration Statement on Form N-1A filed April 25, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.Please disclose how the Fund intends to achieve its investment objective by providing a description of the Principal Investment Strategy under “Additional Information About the Fund” section, including securities the Fund will invest in.
Response:    The Trust believes that the existing Item 4 description of the Fund’s principal investment strategies adequately describes how the Fund intends to achieve its investment objective by identifying the types of securities in which the Fund will invest principally and summarizing the strategies that the Fund will employ. The Trust respectfully declines to duplicate the Fund’s Item 4 principal investment strategy in the Item 9 section of the Fund’s Prospectus. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Fund’s principal investment strategies in the back half of the Prospectus.
Comment 2.With respect to the Fund, please confirm supplementally that the Fund has the records necessary to support the calculation of its performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.
Response:    The Trust confirms that the Fund has and maintains the records necessary to support the calculation of its performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

*	*	*
If you have any questions or require further information, please contact me at noellenadia.filali@usbank.com.
Sincerely,
/s/ Noelle-Nadia A. Filali
Noelle-Nadia A. Filali
For U.S. Bank Global Fund Services, as administrator to the Trust